SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

RISKMETRICS GROUP, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
767735103
(CUSIP Number)
Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 26, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	767735103

1	NAME OF REPORTING PERSON TCV V, L.P. See item 2 for identification of the General Partner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		6,305,370 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,305,370 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,305,370 SHARES OF COMMON STOCK (A)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.12%

14	TYPE OF REPORTING PERSON

PN
(A) Please see Item 5.

CUSIP No.	767735103

1	NAME OF REPORTING PERSON TCV Member Fund, L.P. See item 2 for identification of a General Partner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		119,432 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		119,432 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

119,432 SHARES OF COMMON STOCK (A)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14	TYPE OF REPORTING PERSON

PN
(A) Please see Item 5.

CUSIP No.	767735103

1	NAME OF REPORTING PERSON Technology Crossover Management V, L.L.C. See item 2 for identification of the Managing Members

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		6,424,802 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,424,802 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,424,802 SHARES OF COMMON STOCK (A)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.30%

14	TYPE OF REPORTING PERSON

OO
(A) Please see Item 5.

CUSIP No.	767735103

1	NAME OF REPORTING PERSON TCV Management 2004, L.L.C See item 2 for identification of Members

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		1,666 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,334 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,666 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER

8,334 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000 SHARES OF COMMON STOCK (A)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14	TYPE OF REPORTING PERSON

OO
(A) Please see Item 5.

CUSIP No.	767735103

1	NAME OF REPORTING PERSON JAY C. HOAG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES CITIZEN

	7	SOLE VOTING POWER

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,434,802 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER

6,434,802 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,434,802 SHARES OF COMMON STOCK (A)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.31%

14	TYPE OF REPORTING PERSON

IN
(A) Please see Item 5.

CUSIP No.	767735103

1	NAME OF REPORTING PERSON RICHARD H. KIMBALL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES CITIZEN

	7	SOLE VOTING POWER

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,434,802 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER

6,434,802 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,434,802 SHARES OF COMMON STOCK (A)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.31%

14	TYPE OF REPORTING PERSON

IN
(A) Please see Item 5.

CUSIP No.	767735103

1	NAME OF REPORTING PERSON JOHN L. DREW

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES CITIZEN

	7	SOLE VOTING POWER

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,434,802 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER

6,434,802 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,434,802 SHARES OF COMMON STOCK (A)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.31%

14	TYPE OF REPORTING PERSON

IN
(A) Please see Item 5.

CUSIP No.	767735103

1	NAME OF REPORTING PERSON JON Q. REYNOLDS JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES CITIZEN

	7	SOLE VOTING POWER

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,434,802 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER

6,434,802 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,434,802 SHARES OF COMMON STOCK (A)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.31%

14	TYPE OF REPORTING PERSON

IN
(A) Please see Item 5.

CUSIP No.	767735103

1	NAME OF REPORTING PERSON WILLIAM J. G. GRIFFITH IV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES CITIZEN

	7	SOLE VOTING POWER

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,434,802 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER

6,434,802 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,434,802 SHARES OF COMMON STOCK (A)

12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.31%

14	TYPE OF REPORTING PERSON

IN
(A) Please see Item 5.

ITEM 1. SECURITY AND ISSUER.
This Amendment No. 2 to Schedule 13D is filed by and on behalf of each Reporting Person to amend and supplement the Schedule 13D filed on February 5, 2008, as amended on March 5, 2010 (the “Original 13D”), with respect to shares of common stock, par value $0.01 per share (the “Common Stock”), of RiskMetrics Group, Inc., a Delaware corporation (“RiskMetrics” or the “Company”). The Company’s principal executive offices are located at One Chase Manhattan Plaza, 44th Floor, New York, NY 10005.
ITEM 4. PURPOSE OF TRANSACTION.
Item 4 is amended and supplemented by adding the following to the end of the disclosure regarding the Voting Agreement.
On April 26, 2010, in connection with the settlement of putative shareholder class action litigation challenging the transactions contemplated by the Merger Agreement, TCV V, Member Fund and the other Supporting Stockholders entered into Amendment No. 1 to the Voting and Irrevocable Proxy Agreement (the “Voting Agreement Amendment”) dated as of April 26, 2010 with MSCI. Pursuant to the Voting Agreement Amendment, MSCI and the Supporting Stockholders agreed to reduce the total number of Shares required to be voted, among other things, in favor of the adoption of the Merger Agreement and against any alternative business combination from 22,199,310 to 13,770,525 Shares, or from an aggregate of approximately 32.1% to approximately 19.9% of the outstanding Shares as of April 26, 2010 (as reported on the Company’s Schedule 14A filed on April 28, 2010), if the RiskMetrics board of directors changes its recommendation in response to an Intervening Event (as defined in the Merger Agreement). In addition, the Voting Agreement Amendment provides that the total number of Shares required to be voted as described above would similarly be reduced to 13,770,525 Shares, or approximately 19.9% of the outstanding Shares as of April 26, 2010 (as reported on the Company’s Schedule 14A filed on April 28, 2010), if the RiskMetrics board of directors changes its recommendation for any other reason permitted by the Merger Agreement. Prior to the Voting Agreement Amendment, the Voting Agreement provided that the number of Shares required to be voted as described above would only be reduced if the RiskMetrics board of directors changed its recommendation in response to an Intervening Event, but not if the RiskMetrics board of directors changed its recommendation for any other reason permitted by the Merger Agreement.
The foregoing description of the Voting Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement Amendment, which is filed as Exhibit 5 hereto, and is incorporated into this report by reference.
Except as set forth above and in the Original 13D, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
Item 5 is amended and restated in its entirety as follows:
(a), (b). As of the close of business on April 29, 2010, TCV V, Member Fund, Management V, Management 2004, and the Members owned, directly and indirectly, the following number of shares:

			Percentage of Outstanding
Name of Investor	Number of Total Shares		Shares (*)
TCV V	6,305,370	(**)	9.12	% (**)
Member Fund	119,432	(**)	Less than 1	% (**)
Management V	6,424,802	(**)	9.30	% (**)
Management 2004 (1)(2)	10,000	(**)	Less than 1	% (**)
Mr. Drew(1)(2)	6,434,802	(**)	9.31	% (**)
Mr. Kimball(1)(2)	6,434,802	(**)	9.31	% (**)
Mr. Hoag(1)(2)	6,434,802	(**)	9.31	% (**)
Mr. Reynolds(1)(2)	6,434,802	(**)	9.31	% (**)
Mr. Griffith(1)(2)	6,434,802	(**)	9.31	% (**)

(*)	All percentages in this table are based on 69,104,540 shares of Common Stock of the Company outstanding as April 26, 2010, and as reported on the Company’s Schedule 14A filed with the Securities and Exchange Commission on April 28, 2010.

(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.

(1)	Includes 1,666 shares of fully vested restricted stock that were previously granted to Mr. Trudeau, but were transferred from Mr. Trudeau to Management 2004 on July 9, 2009, and are now held directly by Management 2004. Mr. Trudeau held the shares for the sole benefit of Management 2004 pursuant to the terms of an agreement between Mr. Trudeau and Management 2004.

(2)	Includes 8,334 shares of restricted stock subject to repurchase rights that lapse with respect to 1,667 shares on June 4, 2010, 5,000 shares on June 15, 2010, and 1,667 shares on June 4, 2011, respectively. These 8,334 shares of restricted stock are directly held by Mr. Trudeau and Mr. Trudeau has voting and dispositive power over such shares; however, Mr. Trudeau holds such shares for the sole benefit of Management 2004 pursuant to the terms of an agreement between Mr. Trudeau and Management 2004. Mr. Trudeau disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Additionally, the Members are members of Management 2004, but disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.
Each of TCV V and Member Fund (the “TCV Funds”) has the sole power to dispose or direct the disposition of the respective shares held by such TCV Fund and has the sole power to direct the voting of its respective shares held by such TCV Fund. Management V, as the general partner of TCV V, L.P. and a general partner of Member Fund, may also be deemed to have the sole power to dispose or direct the disposition of the shares and held by the TCV Funds and have the sole power to direct the vote of the shares held by the TCV Funds. Management V disclaims beneficial ownership of such securities except to the extent of its pecuniary interest in the TCV Funds.
Each of the Members is (i) a Class A member of Management V, (ii) a limited partner of Member Fund, and (iii) a member of Management 2004. Under the operating agreement of Management V, the Members have the shared power to dispose or direct the disposition of the shares held by TCV Funds and the shared power to direct the vote of the shares held by the TCV Funds. Under the operating agreement of Management 2004, the Members have the shared power to dispose or direct the disposition of the shares held by Management 2004 and the shared power to direct the vote of the shares held by Management 2004. Each of the Members disclaims beneficial ownership of the securities owned by TCV Funds and Management 2004 except to the extent of their pecuniary interest in the TCV Funds and Management 2004.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
(c) Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.
(d) Not applicable.
(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Item 6 is amended to add the following:
Item 4 above summarizes certain provisions of the Voting Agreement, as amended. A copy of each of the Voting Agreement and the Voting Agreement Amendment is attached hereto as Exhibit 4 and Exhibit 5 and is incorporated by reference herein.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Item 7 is amended and restated in its entirety as follows:
Exhibit 1 Joint Filing Agreement (incorporated by referenced from Exhibit 1 to Schedule 13D/A relating to the Common Stock of RiskMetrics Group, Inc. filed on March 5, 2010)
Exhibit 2 Second Amended and Restated Investor Rights Agreement dated January 11, 2007 (incorporated by reference from Exhibit 10.12 to the RiskMetrics Group, Inc.’s Registration Statement on Form S-1 filed on September 19, 2007)
Exhibit 3 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to Schedule 13D relating to the Common Stock of Interactive Brokers Group, Inc. filed on July 10, 2009)
Exhibit 4 Voting and Irrevocable Proxy Agreement, dated February 28, 2010, by and among TCV V, Member Fund, Ethan Berman, certain other investment entities affiliated with General Atlantic LLC and Spectrum Equity Investors IV, L.P., and MSCI (incorporated by referenced from Exhibit 4 to Schedule 13D/A relating to the Common Stock of RiskMetrics Group, Inc. filed on March 5, 2010)
Exhibit 5 Amendment No. 1 to Voting and Irrevocable Proxy Agreement dated as of April 26, 2010, among TCV V, Member Fund, Ethan Berman, certain other investment entities affiliated with General Atlantic LLC and Spectrum Equity Investors IV, L.P., and MSCI

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 3, 2010

TCV V, L.P.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

TCV MEMBER FUND, L.P.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT V, L.L.C.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

TCV MANAGEMENT 2004, L.L.C
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

JAY C. HOAG
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

RICHARD H. KIMBALL
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

JOHN L. DREW
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

JON Q. REYNOLDS JR.
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

WILLIAM J. G. GRIFFITH IV
By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
Its: Authorized Signatory

EXHIBIT INDEX
Exhibit 1 Joint Filing Agreement (incorporated by referenced from Exhibit 1 to Schedule 13D/A relating to the Common Stock of RiskMetrics Group, Inc. filed on March 5, 2010)
Exhibit 2 Second Amended and Restated Investor Rights Agreement dated January 11, 2007 (incorporated by reference from Exhibit 10.12 to the RiskMetrics Group, Inc.’s Registration Statement on Form S-1 filed on September 19, 2007)
Exhibit 3 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to Schedule 13D relating to the Common Stock of Interactive Brokers Group, Inc. filed on July 10, 2009)
Exhibit 4 Voting and Irrevocable Proxy Agreement, dated February 28, 2010, by and among TCV V, Member Fund, Ethan Berman, certain other investment entities affiliated with General Atlantic LLC and Spectrum Equity Investors IV, L.P., and MSCI (incorporated by referenced from Exhibit 4 to Schedule 13D/A relating to the Common Stock of RiskMetrics Group, Inc. filed on March 5, 2010)
Exhibit 5 Amendment No. 1 to Voting and Irrevocable Proxy Agreement dated as of April 26, 2010, among TCV V, Member Fund, Ethan Berman, certain other investment entities affiliated with General Atlantic LLC and Spectrum Equity Investors IV, L.P., and MSCI